Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—December 2002

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05
Yield	15.57%	15.57%

Less: Coupon	1.66%	1.64%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.77%	5.77%
Excess Spread:
December-02	6.64%	6.66%
November-02	6.16%	6.17%
October-02	5.92%	5.94%
Three month Average Excess Spread	6.24%	6.26%

Delinquency:
30 to 59 days	1.02%	1.02%
60 to 89 days	0.67%	0.67%
90 + days	1.36%	1.36%
Total	3.05%	3.05%

Payment Rate	9.95%	9.95%